Exhibit 99.B(d)(3)(v)

October 1, 2015

Voya Series Fund, Inc.
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments LLC (“VIL”) and Voya Series Fund, Inc., on behalf of Voya Corporate Leaders 100 Fund (the “Fund”), intending to be legally bound hereby, VIL, the adviser to the Fund, agrees that, from October 1, 2015 through October 1, 2016, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets) Classes
Name of Fund	A	I	R6	W
Voya Corporate Leaders 100 Fund	0.81%	0.49%	0.48%	0.56%

We are willing to be bound by this letter agreement to lower our fees for the period from October 1, 2015 through October 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months.  This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Series Fund, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President